EXHIBIT 2
                              EMPLOYMENT AGREEMENT


          This Agreement ("Agreement") dated as of September 14, 2001, is between BE Aerospace, Inc., a Delaware corporation (the "Company") and Robert J. Khoury ("Executive").

          WHEREAS, Executive and the Company entered into an employment agreement in 1992 which was revised and amended several times thereafter and whereas Executive and the Company entered into that certain Agreement dated as of May 29, 1998, and thereafter amended said Agreement by two amendments (said Agreement and amendments hereinafter collectively the "Employment Agreement"); and

          WHEREAS, Executive, having provided services to the Company since August 1, 1987, agrees to provide services for an additional period as provided herein, and the Company wishes to procure such services; and

          WHEREAS, Executive and the Company wish to further amend and restate the Employment Agreement in its entirety;

          NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth, the parties agree as follows:

1. REFERENCE TO EMPLOYMENT AGREEMENT. The Employment Agreement is hereby restated, superseded and replaced in its entirety by this Agreement.

2. ARRANGEMENT. Executive shall provide to the Company, and the Company shall accept from Executive, the services set forth in Section 4.2 below, subject to the terms and conditions set forth in this Agreement.

3. TERM. Executive shall provide to the Company services hereunder during the term of this Agreement which, unless otherwise terminated pursuant to the provisions of Article 7 hereof, shall be the period ending three (3) years from any date as of which the term is being determined (the "Employment Term"). The date on which the Employment Term ends, including any extensions thereof, is sometimes hereinafter referred to as the "Expiration Date."

4.       CAPACITY, SERVICES AND PERFORMANCE.

          4.1. Capacity. Executive shall serve the Company as its President and Chief Executive Officer or in such other executive capacity as the Board of Directors (the "Board") may designate from time to time, but only upon agreement with Executive.

          4.2. Services. In the capacity set forth in Section 4.1 above, Executive shall be retained by the Company and shall perform such duties and responsibilities on behalf of the Company as Executive and the Board shall by mutual agreement from time to time determine.

          4.3. Performance. During the Employment Term, Executive shall use his business judgment, skill and knowledge to the advancement of the Company's interests and to the discharge of his duties and responsibilities hereunder; provided that Executive shall be required only to devote so much time as Executive determines is reasonably necessary to discharge his duties as Chairman of the Board, and, subject to the provisions of Section 6 below, Executive may engage in other business activities during the Employment Term.

5.       COMPENSATION AND BENEFITS.

          5.1. Salary. Effective as of March 1, 2001 Executive shall receive an annual salary (the "Salary") of $710,000 during each year of the Employment Term. Such Salary shall be subject to adjustment from time to time by the Board; provided, however, that it shall at no time be adjusted below the Salary for the preceding year. Commencing on March 1, 2002, and on March 1 of each year thereafter during the Employment Term, the Salary then in effect shall be increased by an amount not less than the amount determined by applying to the Salary then in effect the percentage increase in the U.S. Bureau of Labor Statistics Consumer Price Index Revised - Urban Wage Earners and Clerical Workers - National - All Items (1982-84 = 100) (the "Index") for the consecutive twelve (12) month period (March through February) immediately preceding such March 1. If the Index is no longer issued, the Board and Executive shall agree upon a substitute index issued by such agency which most reasonably reflects the criteria utilized in the most recent issue of the Index. Except as otherwise provided in this Agreement, the Salary shall be payable biweekly or in accordance with the Company's current payroll practices, and shall be pro-rated for any period of service less than a full year.

          5.2. Bonuses. Executive may receive bonuses from the Company when, as and if determined from time to time by the Board. Any such bonuses paid to Executive shall be in addition to the Salary then in effect.

          5.3. Benefits. Executive shall be entitled to participate in all employee benefit plans, life insurance plans, disability income plans, incentive compensation plans and other benefit plans, other than retirement plans, as may be from time to time in effect for executives of the Company generally. In addition, Executive and his spouse, for as long as they each may live, shall be entitled to all medical, dental and health benefits available from time to time to the Company's executive officers and their spouses, respectively, and the Executive and his spouse, for as long as they each may live, shall be entitled to the benefits available under the Company's executive medical reimbursement plan in effect as of March 1, 2001 and this provision shall survive the termination or expiration of this Agreement for any reason.

          5.4. Business Expenses. The Company shall pay or reimburse Executive during the Employment Term for all reasonable business expenses incurred or paid by him in the performance of his services, subject to reasonable substantiation and documentation.

          5.5. Automobile. During the Employment Term, Executive shall be furnished either, as determined by the Company, an automobile owned or leased by the Company or an automobile allowance, which automobile or allowance shall be at least equivalent to that which the Company is providing to Executive as of March 1, 2001.

          5.6 Stock Option Grants. Through the Employment Period the Executive shall be entitled to participate in any applicable option grant program of the Company.

6.       PROPRIETARY RIGHTS AND NON-COMPETITION.

          Executive acknowledges that the Company is engaged in a continuous program of research, development and production in connection with its business, present and future, and hereby covenants as follows:

          6.1. Confidentiality. Executive will maintain in confidence and will not disclose or use, either during or after the Employment Term, any proprietary or confidential information or know-how belonging to the Company ("Proprietary Information" hereinafter defined), whether or not in written form, except to the extent required to perform duties on behalf of the Company. For purposes of this Agreement, "Proprietary Information" shall mean any information, not generally known to the relevant trade or industry, which was obtained from the Company, or which was learned, discovered, developed, conceived, originated or prepared by Executive in connection with this Agreement. Such Proprietary Information includes, without limitation, software, technical and business information relating to the Company's inventions or products, research and development, production processes, manufacturing and engineering processes, machines and equipment, finances, customers, marketing and production and future business plans, information belonging to customers or suppliers of the Company disclosed incidental to Executive's performance under this Agreement, and any other information which is identified as confidential by the Company, but only so long as the same is not generally known in the relevant trade or industry.

         6.2.     Inventions.

                   6.2.1. Definition of Inventions. For purposes of this Agreement, "Inventions" shall mean any new or useful art, discovery, contribution, finding or improvement, whether or not patentable, and all related know-how. Inventions shall include, without limitation, all designs, discoveries, formulae, processes, manufacturing techniques, semiconductor designs, computer software, inventions, improvements and ideas.

                   6.2.2. Disclosure and Assignment of Inventions. Executive will promptly disclose and describe to the Company all Inventions which he may solely or jointly conceive, develop, or reduce to practice during the Employment Term (i) which relate at the time of conception, development, or reduction to practice of the Invention to the Company's business or actual or demonstrably anticipated research or development, (ii) which were developed, in whole or in part, on the Company's time or with the use of any of the Company's equipment, supplies, facilities or trade secret information, or (iii) which resulted from any work performed by Executive for the Company (the "Company's Inventions"). Executive hereby assigns all of his right, title and interest world-wide in the Company's Inventions and in all intellectual property rights based upon the Company's Inventions; provided, however, that Executive does not assign or agree to assign any Inventions, whether or not relating in any way to the Company's business or demonstrably anticipated research and development, which were made by him prior to the date of this Agreement, or which were developed by him independently during the term of this Agreement and not under the conditions stated in subparagraph (ii) above.

          6.3. Documents and Materials. Upon termination of this Agreement or at any other time upon the Company's request, Executive will promptly deliver to the Company, without retaining any copies, all documents and other materials furnished to him by the Company, prepared by him for the Company or otherwise relating to the Company's business, including, without limitation, all written and tangible material in his possession incorporating any Proprietary Information.

          6.4. Competitive Employment. During the Employment Term and for a period of two (2) years thereafter (collectively, the "Extended Term"), Executive will not engage in any employment, consulting, or other activity in any business competitive with the Company without the Company's written consent, which consent shall not be unreasonably withheld; provided, however, that nothing in this Section 6.4 shall preclude Executive from serving as a director of any other corporation.

          6.5. Non-solicitation. During the Extended Term, Executive will not solicit or encourage, or cause others to solicit or encourage, any employees of the Company to terminate their employment with the Company.

          6.6.     Acts to Secure Proprietary Rights.

                   6.6.1. Further Acts. Executive agrees to perform, during and after the Employment Term, all acts deemed necessary or desirable by the Company to permit and assist it, at its expense, in perfecting and enforcing the full benefits, enjoyment, rights and title throughout the world in the Company's Inventions. Such acts may include, without limitation, execution of documents and assistance or co-operation in the registration and enforcement of applicable patents and copyrights or other legal proceedings.

                   6.6.2. Appointment of Attorney-In-Fact. In the event that the Company is unable, for any reason whatsoever, to secure Executive's signature to any lawful and necessary document required to apply for or execute any patent, copyright or other applications with respect to any of the Company's Inventions (including improvements, renewals, extensions, continuations, divisions or continuations in part thereof), Executive hereby irrevocably appoints the Company and its duly authorized officers and agents as his agents and attorneys-in-fact to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights or other rights thereon with the same legal force and effect as if executed by him, intending hereby to create a so-called "durable power" which will survive any subsequent disability.

          6.7. No Conflicting Obligations. Executive's performance of this Agreement does not breach and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by him.

          6.8. Corporate Opportunities. Executive agrees that he will first present to the Board, for its acceptance or rejection on behalf of the Company, any opportunity to create or invest in any company which is or will be involved in equipping or furnishing airplane cabin interiors, which comes to his attention and in which he, or any affiliate, might desire to participate. If the Board rejects the same or fails to act thereon in a reasonable time, Executive shall be free to invest in, participate or present such opportunity to any other person or entity.

          6.9. Specific Performance. Executive acknowledges that a breach of any of the promises or agreements contained herein could result in irreparable and continuing damage to the Company for which there may be no adequate remedy at law, and the Company shall be entitled to seek injunctive relief and/or a decree for specific performance.

7.       TERMINATION AND CHANGE OF CONTROL.

         7.1  Termination Date/Voluntary Termination Prior to Change of Control.

                   (i) The term "Termination Date" shall mean the date on which the Executive's employment with the Company terminates for any reason prior to the Expiration Date.

                   (ii) If the Executive voluntarily resigns prior to the occurrence of a Change of Control, then the Executive shall receive payment of his unpaid Salary through the Termination Date, the Retirement Compensation shall become due pursuant to Sections 7.6 and 7.7 hereof, and the Severance Pay shall become due pursuant to Section 7.5 hereof. In addition, the Executive and his spouse shall be entitled to a continuation of their medical, dental and health benefits pursuant to the last sentence of Section 5.3 hereof.

          7.2. Death. The Executive's employment hereunder shall terminate upon his death. In such event, the Company shall pay to such person as the Executive shall have designated in a notice filed with the Company, or if no such person shall have been designated, to his estate, a lump sum payment equal to the Salary that would have been due to the Executive had this Agreement been in effect from the date of his death until the Expiration Date and the Retirement Compensation as provided in Section 7.6 below, however, in no event will the aggregate amount payable to Executive pursuant to this Section 7.2 (including the amount payable pursuant to Section 7.6 below) be less than twenty (20) times the maximum annual Salary paid Executive during his employment by the Company.

          7.3. Incapacity. If in the reasonable judgment of the Board, as a result of Executive's incapacity due to physical or mental illness or otherwise, Executive shall for at least six (6) consecutive months during the term of this Agreement have been unable to perform his duties under this Agreement on a full-time basis, the Company may terminate Executive's employment as provided in this Section 7.3. If the Company desires to so terminate Executive's employment, the Company shall:

                   (i) give prompt notice to Executive of any such termination; and

                   (ii) until the Expiration Date, (a) pay to Executive or in the event of Executive's subsequent death, such person as Executive shall have designated in a notice filed with the Company, or if no such person shall have been designated, to Executive's estate, two (2) times the highest annual Salary paid to the Executive prior to the Termination Date, (b) continue to provide Executive with the disability insurance and life insurance coverage, in the same amounts and upon the same terms and conditions provided pursuant to Section 5.3 hereof immediately prior to the Termination Date, (c) reimburse the Executive for business expenses in the same manner and to the same extent required pursuant to Section 5.4 hereof prior to the Termination Date, including without limitation the reimbursement of travel expenses and other travel benefits as were afforded to Executive under the Company's Aircraft Travel Policy Authorization and Limitation on Officer Travel as in effect on May 31, 2001, and
(d) continue to provide the Executive with the automobile allowance provided pursuant to Section 5.5 hereof immediately prior to the Termination Date.

                   (iii) pay to Executive (or in the event of Executive's subsequent death, such person as Executive shall have designated in a notice filed with the Company, or, if no such person shall have been designated, to his estate) the entire Retirement Compensation, or the remaining unpaid balance thereof if payments of such Retirement Compensation have commenced, as provided in Section 7.6 below, however, in no event will the aggregate benefit payable to Executive pursuant to this Section 7.3 (iii) (including the amounts provided in Section 7.6 below) be less than twenty (20) times the maximum annual Salary paid Executive during his employment by the Company; and

                   (iv)  continue  to provide  medical  benefits  as provided in
Section 5.3 above.

                  Any dispute between the Board and Executive with respect to Executive's incapacity shall be settled by reference to a competent medical authority mutually agreed to by the Board and Executive or his personal representative, whose decision shall be binding on all parties.

         7.4      Change of Control.

         (a) If a "Change of Control" of the Company occurs, the Company will be obligated as provided in Sections 7.4 and 7.5 of this Agreement. The Company's obligations under Sections 7.4 and 7.5 of this Agreement are the same whether the Executive's employment with the Company is terminated or continues following a Change of Control. For purposes of determining the Company's obligations under this Section 7.4 and 7.5, the date on which a Change of Control occurs hereinafter is referred to as the "Change of Control Date." If a "Change of Control" occurs during the Employment Term, the Company or its successors in interest shall:

                   (i) within five (5) business days after the Change of Control Date, pay to the Executive, (or in the event of Executive's subsequent death, such person as Executive shall have designated in a notice filed with the Company, or, if no such person shall have been designated, the Executive's estate) a lump sum payment equal to the sum of: (a) the Salary, at the rate in effect on the Change of Control Date, that would have been payable to the Executive through the Expiration Date, (b) the unpaid amount of any bonuses declared to be payable to the Executive for any fiscal periods of the Company ending prior to the Change of Control Date, (c) an amount equal to two (2) times the Salary, determined at the highest rate annualized that was in effect at any time from the 180 day period preceding the Change of Control until the Change of Control Date (the "Highest Salary"), that would have been payable for the period from the Change of Control Date through the Expiration Date, and (d) an amount equal to two (2) times the Executive's Highest Salary, which lump sum shall not be prorated and shall be paid in addition to the Retirement Compensation payable under (ii) of this Section 7.4, the Salary and benefits payable under (iii) of this Section 7.4, and any Severance Pay payable pursuant to Section 7.5 hereof;

                   (ii) within five (5) business days after the Change of Control Date, pay to Executive (or in the event of Executive's subsequent death, such person as Executive shall have designated in a notice filed with the Company, or, if no such person shall have been designated, to Executive's estate), in a single lump sum payment, the aggregate amount of Retirement Compensation payable to Executive pursuant to Section 7.6 hereof determined as of the Change of Control Date; provided, however, that if the Change of Control Date is prior to May 28, 2003, the Retirement Compensation shall be determined as if the Executive had continued to be employed by the Company until, and the Change of Control Date occurred on, May 28, 2003;

                   (iii) until the Expiration Date, (a) pay to Executive (or in the event of Executive's subsequent death, such person as Executive shall have designated in a notice filed with the Company, or, if no such person shall have been designated, to Executive's estate) two (2) times Executive's Highest Salary, (b) provide Executive with continued life insurance and disability insurance coverage in the same amounts and upon the same terms and conditions as in effect on his Termination Date, or if greater, as those provided immediately prior to the Change of Control, (c) reimburse Executive for business expenses in the same manner and to the same extent required pursuant to Section 5.4 hereof prior to the Termination Date, or if greater, to the extent provided immediately prior to the Change of Control, and (d) continue to provide Executive with the automobile allowance provided pursuant to Section 5.5 hereof as of the Termination Date, or if greater, as provided immediately prior to the Change in Control;

                   (iv) during the balance of the Employment Term and thereafter, continue to provide to Executive and his spouse, for their respective lifetimes, substantially the same medical, dental and health benefits, and on substantially similar terms, as the Executive and his spouse were receiving as of the Termination Date, or if greater, as they were receiving immediately prior to the Change of Control;

                   (v) provide that any stock options granted Executive that would not vest on or prior to the effective date of the Change of Control shall be exercisable immediately upon the execution of any agreement that would constitute a Change in Control (regardless of whether such agreement is consummated), and such stock options shall continue to be exercisable until the later of their expiration date or the date on which shares of the Company are no longer traded as such;

                   (vi) pay to Executive the amount of any Gross-Up Payment payable by the Company to the Executive under Section 7.8 hereof; and

                   (vii) if the Executive's employment terminates after the Change of Control Date for any reason other than death pursuant to Section 7.2 or incapacity pursuant to Section 7.3, for the period from the Executive's actual Termination Date until the 5th anniversary after the date on which the Change of Control occurs, (a) reimburse Executive for the reasonable costs of leasing and operating an office at a location selected by Executive that is outside of the Company's office, including without limitation, the cost of a full-time assistant, and (b) provide Executive with up to 200 hours per year of corporate jet usage consistent with the Company's Aircraft Travel Policy, "Authorization and Limitation on Officer Travel", as in effect on May 31, 2001, or, in the event that the Company does not own or control an aircraft of the type specified in such policy or, at the Company's option, the Company may provide Executive with a quarter share of the same aircraft type specified in such policy under a five year, executive jet part share program. In the event the Company provides Executive with use of its corporate jet, the corporate jet shall be available for use by the Executive given seventy-two hours advance notice by Executive to the Company of his intent to use the aircraft.

         (b)       For purposes of this Agreement, a "Change of Control" means:

                   (i) The entering into of any agreement relating to a transaction or series of related transactions involving the ownership of the Company that requires a shareholder vote for the consummation of such transaction;

                   (ii) Individuals who, as of March 1, 2001 (the "Effective Date") constitute the Board of Directors of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors of the Company, provided that any person becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act) shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board;

                   (iii) The acquisition (other than from the Company) by any person, entity or "group", within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act, of 25% or more of either the then outstanding shares of the Company's Common Stock or the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors (hereinafter referred to as the ownership of a "Controlling Interest") excluding, for this purpose, any acquisitions by (1) the Company or its subsidiaries, (2) any person, entity or "group" that as of the Effective Date owns beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act) of a Controlling Interest or (3) any employee benefit plan of the Company or its subsidiaries; or

                   (iv) The sale or other disposition by the Company of 25% or more of the value of its assets to any person or entity that is not controlled by the Company.

          7.5 Severance Pay. If the Executive's employment with the Company is terminated for any reason, other than the Executive's death pursuant to Section
7.2 hereof, or the Executive's incapacity pursuant to Section 7.3 hereof, then within five (5) days after the Executive's Termination Date, the Company shall pay to the Executive (or in the event of the Executive's subsequent death, such person as the Executive shall have designated in a notice filed with the Company, or, if no such person shall have been designated, to Executive's estate) a lump sum amount equal to the Executive's annual Salary in effect as of the Termination Date, which lump sum shall not be pro-rated. The obligations of the Company pursuant to this Section 7.5 shall survive any termination of this Agreement or the Executive's employment as aforesaid, and shall be in addition to any amounts payable to the Executive pursuant to Section 7.4 hereof in the event of a Change of Control of the Company.

         7.6      Retirement Compensation.

         (a) Amount of Retirement Compensation. In recognition that Executive will not be eligible for any retirement plan to be offered by the Company to its executives (as provided in Section 5.3 above), Executive shall be entitled to retirement compensation ("Retirement Compensation") equal to the product of (a) 100% times (b) the highest annual Salary paid to the Executive during his employment by the Company multiplied by (c) the number of years of service provided by Executive to the Company, such service having commenced as of August 1, 1987 ("Commencement Date"), with a ratable adjustment should Executive's final period of service be less than a full year. The Retirement Compensation as so determined shall be paid to Executive (or in the event of Executive's subsequent death, to such person as Executive shall have designated in a notice filed with the Company or, if no such person shall have been designated, to his estate, at the times specified in Section 7.6(b)(ii) hereof within five (5) business days after the Termination Date. The amount of the Retirement Compensation so due and payable shall not be present-valued or otherwise reduced by use of any other discount or discounting method.

         (b)      Payment of Retirement Compensation.

                   (i) Within five business days after the date on with the BE Aerospace, Inc. Executive Compensation Trust II dated April 21, 1999, as amended, is terminated (the "Distribution Date", the Company will distribute the amount of Retirement Compensation that would have been payable to the Executive under Section 7.6(a) as of the Distribution Date, based on his years of service through the Distribution Date and his then Highest Annual Salary.

                   (ii) Within five (5) business days after the Executive's actual Termination Date, the Company shall pay to the Executive an amount equal to (x) the Retirement Compensation payable to the Executive as determined in
Section 7.6(a)(i) hereof less (y) the sum of (1) the amount of Retirement Compensation previously distributed to the Executive pursuant to Section 7.6(b)(i) and 7.4(a)(ii) hereof, and (2) the amounts previously distributed pursuant to Section 7.6(c)(i) or 7.6(c)(ii),

         (c)      Retirement Trust.

                   (i) Within ninety days after the Distribution Date, the Company shall establish a trust for the duration of the Employment Term, and, commencing on such date and on a quarterly basis thereafter, each a "Contribution Date" the Company shall contribute to the trust (the "Retirement Trust") for the benefit of the Executive an amount equal to (a) Retirement Compensation that would be payable to the Executive under Section 7.6(b)(ii) if the Contribution Date was his Termination Date minus (b) the assets in the

Retirement Trust as of the Contribution Date The Retirement Trust to which the Company shall make these contributions shall be irrevocable. The Retirement Trust shall provide that the Executive may withdraw from the Retirement Trust, within the 30 day period beginning on the date on which he receives notice from the Company that the Company has made a contribution pursuant to this Section 7.6(c)(i) an amount up to but not to exceed the amount of that contribution. If and to the extent that the Executive fails to exercise this withdrawal right within the 30 day period, such withdrawal right shall lapse. The Retirement Trust also shall contain such other provisions as the Company and the Executive reasonably agree are necessary in order for the Retirement Trust to qualify as a grantor trust under Section 671 of the Code with the Executive as the grantor. The trust agreement for the Retirement Trust shall provide that any assets remaining in the Retirement Trust, after payment of all the retirement compensation payable pursuant to this Section 7.6, shall be paid to the Executive, and that the Retirement Trust shall be exempt from the claims of the Company's creditors.

                   (ii) As of the last day of each calendar quarter ending on or after the Distribution Date, during the Employment Term, the trustee of the Retirement Trust shall be required to distribute to the Executive 25% of the amount by which (x) the Assumed Taxes that the Company reasonably estimates will be assessed upon the Executive for the calendar year for which the distribution is being made as a result of his beneficial interest in the Retirement Trust, exceeds (y) the amount withdrawn by the Executive in such calendar year pursuant to Section 7.6(i). For this purpose, the term "Assumed Taxes" shall mean the Federal, State and local income taxes that would be payable by the Executive for the year in question, assuming that the amount taxable would be subject to the highest Federal and applicable State and local income taxes.

          7.7 Other Retirement Benefits. In the event that the Executive's employment terminates for any reason other than death pursuant to Section 7.2 or incapacity pursuant to Section 7.3, then for the period from the Termination Date until the 5th anniversary after the Termination Date, the Company shall:
(a) reimburse Executive for the reasonable costs of leasing and operating an office at a location selected by Executive that is outside of the Company's office, including without limitation, the cost of a full-time assistant, and (b) provide Executive with up to 200 hours per year of corporate jet usage consistent with the Company's Aircraft Travel Policy, "Authorization and Limitation on Officer Travel", as in effect on May 31, 2001, or, in the event that the Company does not own or control an aircraft of the type specified in such policy, or, at the Company's option, the Company may provide the Executive a quarter share of the same aircraft type specified in such policy under a five year, executive jet party share program. In the event the Company provides Executive with use of its corporate jet, the corporate jet shall be available for use by the Executive given seventy-two hours advance notice by Executive to the Company of his intent to use the aircraft. If and to the extent that the Company is required to withhold any amounts for taxes with regard to the foregoing, then the provision of the foregoing benefits shall be conditioned upon the Company and the Executive's making appropriate arrangements to ensure that those withholding requirements are satisfied.


         7.8      Certain Additional Payments by the Company.

                   (i)   Anything   in   this    Agreement   to   the   contrary
notwithstanding, in the event it shall be determined that any payment, distribution or other action by the Company to or for the benefit of the

Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (including without limitation any additional payments required under this Section 7.8) (a "Payment") would be subject to an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties are incurred by the Executive with respect to any such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), the Company shall make a payment to the Executive (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any Excise Tax) imposed upon the Gross-Up Payment, the Executive retains (or has had paid to the Internal Revenue Service on his behalf) an amount of the Gross-Up Payment equal to the sum of (x) the Excise Tax imposed upon the Payments and (y) the product of any deductions disallowed because of the inclusion of the Gross-Up Payment in the Executive's adjusted gross income and the highest applicable marginal rate of federal income taxation for the calendar year in which the Gross-Up Payment is to be made. For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to
(i) pay federal income taxes at the highest marginal rates of federal income taxation for the calendar year in which the Gross-Up Payment is to be made, and
(ii) pay applicable state and local income taxes at the highest marginal rate of taxation for the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local.

                   (ii) Subject to the  provisions  of  paragraph  (iii) of this
Section 7.8, all determinations required to be made under this Section 7.8, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Deloitte & Touche LLP (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, the Executive shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 7.8, shall be paid by the Company to the Executive within five days of the receipt of the Accounting Firm's determination. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it shall furnish the Executive with a written opinion that failure to report the Excise Tax on the Executive's applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of
Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Section 7.8 and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

                   (iii) The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

                   (A) give the Company any information reasonably requested by the Company relating to such claim,

                   (B) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

                   (C) cooperate with the Company in good faith in order effectively to contest such claim, and

                   (D) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 7.8(iii), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

                   (iv) If, after the receipt by the Executive of an amount advanced by the Company pursuant to Section 7.8(iii), the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Company's complying with the requirements of Section 7.8(iii)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by the Company pursuant to
Section 7.8(iii), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

8. WITHHOLDING. All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

9. INDEMNIFICATION. To the maximum extent permitted under Florida law as from time to time in effect, the Company hereby agrees to indemnify Executive and hold him harmless from, against and in respect of any and all damages, deficiencies, actions, suits, proceedings, demands, assessments, judgments, claims, losses, costs, expenses, obligations and liabilities arising from or related to the performance of this Agreement by Executive.

10. WAIVER. The waiver by any party hereto of a breach of any provision of this Agreement by the other party will not operate or be construed as a waiver of any other or subsequent breach by such other party.

11. SEVERABILITY. If any part of this Agreement is found to be invalid or unenforceable, that part will be deemed amended to achieve as nearly as possible the same economic effect as the original provision, and the remainder of this Agreement will remain in full force and effect.

12. NOTICES. Any notice or other communication in connection with this Agreement shall be deemed to be delivered if in writing, addressed as provided below (or to such other person or address as to which either party may notify the other in accordance with this Section 13) and actually delivered at said address:

                  If to Executive, to him at:

                  Robert J. Khoury
                  889 Cutler Road
                  Longwood, FL  32779

                  If to the Company, to it at:

                  BE Aerospace, Inc.
                  1400 Corporate Center Drive
                  Wellington, Florida 33414
                  Attention:  General Counsel

13. SURVIVAL. The obligations of Executive pursuant to Section 6 hereof and the obligations of the Company pursuant to Section 7 hereof shall each survive any termination or expiration of this Agreement, or any resignation of employment by Executive under Section 7.4 above, as the case may be.

14. MISCELLANEOUS. This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous understandings and agreements, whether oral or written, regarding such subject matter. This Agreement may be amended or modified only by a written instrument signed by Executive and by a duly authorized representative of the Company. This Agreement may be executed in any number of counterparts, which together shall constitute one and the same instrument. Except as otherwise provided in Section 10 above, this Agreement shall be governed by and construed in accordance with the laws (other than the conflicts of law rules) of the State of Florida.


         IN WITNESS WHEREOF, the parties hereto have hereunto set their hands, as of the date first above written.

EXECUTIVE                         BE AEROSPACE, INC.


___________________________       By:___________________________

                                  Title:__________________________


                                  By:___________________________

                                  Title:__________________________